
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING


(Check One)

[ ] Form 10-K / 10-KSB	[ ] Transition Report on Form 10-K / 10KSB
[ ] Form 20-F	[ ] Transition Report on Form 20F
[ ] Form 11-K	[ ] Transition Report on Form 11K
[X] Form 10-Q / 10-QSB	[ ] Transition Report on Form 10-Q / 10-QSB
[ ] Form N-SAR	

For Period Ended: September 30, 2004   For the Transition Period: _____

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_____

PART I - REGISTRANT INFORMATION


WordLogic Corporation
Full Name of Registrant

Former Name If Applicable

650 West Georgia Street, Suite 2400
Address of Principle Executive Office (*Street and Number*)

Vancouver, British Columbia, Canada V6B 4N7
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K / 10-KSB Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the

[X]   fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q / 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K / 10-KSB, 20-F, 11-K, 10-Q / 10QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant has received the required financial data from the reviewing accountant. However, not with sufficient time for review and preparation of the required Form 10-QSB document to complete the filing on the prescribed due date. The company expects to file on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

1) Name and telephone number of persons to contact in regard to this notification.

T. Allen Rose	(604)	257-3600
(Name)	(Area Code)	(Telephone Number)

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

WORDLOGIC CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2004   By: \s\   Frank R. Evanshen, President
                                                    Frank R. Evanshen, President
                                                    Principal Executive Officer

Date: November 15, 2004   By: \s\   T. Allen Rose, CFO
                                                    T. Allen Rose, Chief Financial Office
                                                    Principal Accounting Officer